January 3, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Attention: Joseph Cascarano

Re:	YogaWorks, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed April 3, 2018 Form 10-Q for the Fiscal Quarter Ended September 30, 2018 Filed November 14, 2018 File No. 001-38151

Ladies and Gentlemen:

We are providing this correspondence with respect to the Staff’s comment letter dated December 18, 2018, regarding the above-referenced filing.  We respectfully request an extension of time to respond to your comment letter to allow us additional time to consider the Staff’s comments, consult with our independent public accounting firm and prepare appropriate responses. We propose to file our response via EDGAR on or before January 18, 2019.

Please contact me at (424) 207-2132 if you have any questions.

YogaWorks, Inc.

By:	/s/ Vance Chang Vance Chang Chief Financial Officer
cc:	Robert S. Littlepage Paul Fischer Larry Spirgel Travis J. Leach